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                             March 2, 2022

       Robert A. Kotick
       Chief Executive Officer
       Activision Blizzard, Inc.
       3100 Ocean Park Boulevard
       Santa Monica, California 90405

                                                        Re: Activision
Blizzard, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 18,
2022
                                                            File No. 001-15839

       Dear Mr. Kotick:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1.                                                   Given recent press
reports describing labor and employment disputes,
                                                        including unionization
efforts by your employees, please tell us the impact that these events have, or are
expected to have, on the representations and warranties contained in the merger agreement.
   2. We note that the merger agreement references a disclosure letter. Please supplementally provide us with a list
briefly identifying the contents of the disclosure letter. In this regard, please be
advised that information contained in schedules or similar supplements should be disclosed in
the proxy statement if the information would be material to an investment decision and
is required to make other information disclosed not misleading.
 Robert A. Kotick
FirstName  LastNameRobert A. Kotick
Activision Blizzard, Inc.
Comapany
March      NameActivision Blizzard, Inc.
       2, 2022
March2 2, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Sonia K. Nijjar, Esq.